

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2015

Via Email
Joseph Cosio-Barron
Managing Director – Asset Development
Las Vegas Railway Express, Inc.
6650 Via Austi Parkway, Suite 140
Las Vegas, NV 89119

> **Re:** **Las Vegas Railway Express, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 23, 2014**
> **File No. 000-54648**

Dear Mr. Cosio-Barron:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Dietrich King

Dietrich King
Assistant Director

cc: Via Email
        Scott Linsky
        Lucosky Brookman LLP